Exhibit 99.1

Verastem Reports Second Quarter 2013 Financial and Corporate Results

CAMBRIDGE, MA — August 13, 2013 — Verastem, Inc. (NASDAQ: VSTM), focused on discovering and developing drugs to treat cancer by the targeted killing of cancer stem cells, today reported financial results for the second quarter ended June 30, 2013, and also commented on certain corporate accomplishments and plans.

“We have made significant progress in our mission to create drugs targeting cancer stem cells and to enable a more durable response for patients battling cancer,” said Robert Forrester, President and Chief Executive Officer of Verastem. “We recently received orphan drug designation in both the U.S. and Europe for defactinib (VS-6063), and the registration-directed study in mesothelioma is on track for initiation this quarter. We are also encouraged by the early signs of clinical activity in ovarian cancer and have now opened the expansion phase of the ongoing Phase 1b trial of defactinib in combination with weekly paclitaxel in ovarian cancer.”

“We have seen rapid and substantial progress this year toward our goal of delivering new medicines with meaningful therapeutic potential for patients with cancer,” said Christoph Westphal, M.D., Ph.D., Verastem Executive Chairman. “We look forward to carrying this momentum through the second half of the year.”

Q2 2013 and Recent Accomplishments

Our significant accomplishments include the following:

Advanced FAK inhibition program

•                  Completed the Phase 1 portion of a Phase 1/1b trial of defactinib in combination with paclitaxel in patients with ovarian cancer and opened the Phase 1b portion of trial

–                 Achieved a Complete Response in one of the three patients on the first cohort

–                 The combination was well tolerated at all dose levels with no worsening of the well-known side effects of paclitaxel

•                  Received orphan drug designation in the U.S. and Europe for the use of defactinib in mesothelioma

•                  Initiated a Phase 1 dose-escalation trial of VS-4718 in patients with advanced cancer at three U.S. locations

•                  Presented 3 posters on the role of FAK in cancer stem cell-driven disease progression at the annual American Association of Cancer Research (AACR) and American Society of Clinical Oncology (ASCO) conferences

Progressed the dual PI3K/mTOR inhibition program

•                  Presented data at the 2013 AACR Annual Meeting demonstrating the ability of VS-5584 treatment to induce tumor regression in taxane-resistant patient-derived xenograft models

•                  Completed IND-enabling toxicity studies for VS-5584 with the goal of initiating a Phase 1 study in Q4

Strengthened balance sheet and executive leadership team, and hosted our second annual Research and Development Day

•                  Closed on a $63.8 million public offering with net proceeds to Verastem totaling approximately $59.8 million in July 2013

•                  Jack Green appointed Chief Financial Officer

•                  Robert Forrester named President, Chief Executive Officer

•                  Members of the Verastem leadership team provided an overview of the Company’s development programs at the Company’s annual Research and Development Day.  Guest speakers included:

–                 Robert Weinberg, Ph.D., Whitehead Institute and Verastem scientific cofounder and chair of the Scientific Advisory Board

–                 Jose Baselga, M.D., Ph.D., Physician in Chief, Memorial Sloan-Kettering Cancer Center and Verastem Scientific Advisory Board member

–                 Richard Gralla, M.D., Albert Einstein College of Medicine and Verastem Mesothelioma Steering Committee member

–                 A replay of the event is available here

Increased the understanding of cancer stem cells and the biomarker merlin in mesothelioma

•                  Hosted a mesothelioma briefing session at ASCO 2013

–                 Guest speaker Dean Fennell, Ph.D., FRCP, Chair of Thoracic Medical Oncology at the University of Leicester, President of the International Mesothelioma Interest Group and member of the Verastem Mesothelioma Steering Committee presented the upcoming registration-directed study of defactinib in mesothelioma

2013 Milestones

Our planned upcoming clinical milestones include the following:

•                  Initiate a registration-directed randomized, double blind, placebo controlled study for defactinib  in malignant pleural mesothelioma in Q3 2013

•                  Initiate a Phase 1 bridging study for defactinib in advanced solid tumors in Japan in Q3 2013, with goal of facilitating inclusion of Japanese sites into global mesothelioma trial by year end

2014

•                  Initiate a Phase 2 clinical trial for defactinib in KRas-mutated NSCLC in Q3 2013

•                  Initiate Phase 1 dose escalation study of VS-5584 in patients with advanced solid tumors and lymphomas in Q4 2013

•                  Report data from the Phase 1 portion of the ongoing defactinib + weekly paclitaxel combination trial in ovarian cancer in Q4 2013

Upcoming Events

•                  Wedbush Life Sciences Management Access Conference on Wednesday, August 14th at 3:40pm ET in NY, NY

•                  Forbes Global CEO Conference 2013; September 3rd-5th, in Bali, Indonesia

•                  Baird Healthcare Conference on Wednesday, September 11th at 9:05am ET in NY, NY

•                  Stifel Healthcare Conference 2013 on Wednesday, September 11th at 1:30pm ET in Boston, MA

Second Quarter 2013 Financial Results

As of June 30, 2013, Verastem had cash, cash equivalents and investments of $78.0 million compared to $84.4 million on March 31, 2013 and $91.5 million on December 31, 2012, a difference of $6.4 million for the second quarter and $13.5 million year to date. Including the $59.8 million of net proceeds from the equity offering in July 2013 and the cash, cash equivalents and investments on hand of $78.0 million as of June 30, 2013, the company has $137.8 million of available capital to fund future operations.

Net loss for the second quarter ended June 30, 2013 (the “2013 Quarter”) was $10.3 million, or $0.49 per share applicable to common shareholders, as compared to net loss of $6.8 million, or $0.34 per share, for the same period in 2012 (the “2012 Quarter”). Net loss includes stock-based compensation expense of $2.7 million and $1.5 million for the 2013 Quarter and 2012 Quarter, respectively.

Research and development expense for the 2013 Quarter was $6.0 million compared to $4.7 million for the 2012 Quarter. The $1.3 million increase from the 2012 Quarter to the 2013 Quarter was primarily related to an increase of $1.1 million in contract research organization expense, a $407,000 increase in personnel costs primarily due to increased head count and a $235,000 increase in stock-based compensation. These increases were partially offset by a decrease in license fee expense from the 2012 Quarter.

General and administrative expense for the 2013 Quarter was $4.2 million compared to $2.2 million for the 2012 Quarter. The $2.0 million increase from the 2012 Quarter to the 2013 Quarter primarily resulted from an increase of $971,000 in stock-based compensation expense, an increase in professional fees and other costs of $624,000, an increase in corporate franchise taxes of $266,000 and an increase in consulting fees of $166,000.

The number of outstanding common shares as of July 31, 2013, was 25,593,992.

About Verastem, Inc.

Verastem, Inc. (NASDAQ: VSTM) is discovering and developing drugs to treat cancer by the targeted killing of cancer stem cells. Cancer stem cells are an underlying cause of tumor recurrence and metastasis. Verastem is developing small molecule inhibitors of signaling pathways that are critical to cancer stem cell survival and proliferation: FAK, PI3K/mTOR and Wnt. For more information, please visit www.verastem.com.

Forward-looking statements:

This press release includes forward-looking statements about the Company’s strategy, future plans and prospects, including statements regarding the development of the Company’s compounds, including defactinib, VS-4718 and VS-5584 and the Company’s FAK and diagnostic programs generally, the timeline for clinical development and regulatory approval of the Company’s compounds, the expected timing for the reporting of data from ongoing studies, the structure of the Company’s planned clinical trials and the Company’s ability to fund operations. The words “anticipate,” “appear,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement. Applicable risks and uncertainties include the risks that the preclinical testing of the Company’s compounds and preliminary data from clinical trials may not be predictive of the results or success of later clinical trials, that data may not be available when we expect it to be, that the Company will be unable to successfully complete the clinical development of its compounds, including defactinib, VS-4718 and VS-5584, that the development of the Company’s compounds will take longer or cost more than planned, and that the Company’s compounds will not receive regulatory approval or become commercially successful products. Other risks and uncertainties include those identified under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and in any subsequent SEC filings. The forward-looking statements contained in this presentation reflect the Company’s current views with respect to future events, and the Company does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Contact Verastem, Inc.

Brian Sullivan, 617-252-9314

bsullivan@verastem.com

(A development-stage company)

Unaudited Selected Consolidated Balance Sheet Information

(in thousands)

	June 30,	December 31,
	2013	2012
Cash, cash equivalents and investments	$78,009	$91,520
Prepaid expenses and other current assets	841	506
Property and equipment, net	730	811
Other assets	381	86
Total assets	$79,961	$92,923

Accounts payable and accrued expenses	$4,388	$2,399
Other liabilities	882	58
Stockholders’ equity	74,691	90,466
Total liabilities and stockholders’ equity	$79,961	$92,923

Verastem, Inc.

(A development-stage company)

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three months ended, June 30,		Six months ended, June 30,
	2013	2012	2013	2012
Operating expenses:
Research and development	$6,045	$4,683	$11,341	$9,486
General and administrative	4,239	2,213	8,024	4,338
Total operating expenses	10,284	6,896	19,365	13,824

Loss from operations	(10,284)	(6,896)	(19,365)	(13,824)
Interest income	34	71	78	128
Net loss	$(10,250)	$(6,825)	$(19,287)	$(13,696)

Accretion of preferred stock	—	—	—	(6)

Net loss applicable to common stockholders	$(10,250)	$(6,825)	$(19,287)	$(13,702)

Net loss per share applicable to common stockholders—basic and diluted	$(0.49)	$(0.34)	$(0.94)	$(0.79)
Weighted-average number of common shares used in net loss per share applicable to common stockholders-basic and diluted	20,729	19,863	20,607	17,278